SEC

19008762

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-68303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELIO SECURITIES COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Northfield Plaza - Suite 300
(No. and Street)

Northfield (City) Illinois (State) 60093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Melio 847-441-2900 (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mrazek & Associates, LLC
(Name - *if individual, state last, first middle name*)

15414 S. Harlem Avenue (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

SEC Mail Processing

MAR 04 2019

Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

☐OATH OR AFFIRMATION

I, __Mark T. Mello________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mello Securities Company, LLC_____ ____, as of____December 31, 2018___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None____

Signature

Chief Financial Officer
Title

Notary Public

MARY ANN DOHERTY
Official Seal
Notary Public – State of Illinois
My Commission Expires Apr 23, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

MELIO SECURITIES COMPANY, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supplementary Information:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Report of Independent Registered Public Accounting Firm	10
Management's Exemption Report	11
Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	12
SIPC-7 General Assessment Reconciliation	13

MRAZEK & ASSOCIATES, LLC

Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Melio Securities Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Melio Securities Company, LLC (an Illinois limited liability company) as of December 31, 2018, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Melio Securities Company, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted din the United States of America.

Basis for Opinion

These financial statements are the responsibility of Melio Securities Company, LLC's management. Our responsibility is to express an opinion on Melio Securities Company, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melio Securities Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Melio Securities Company, LLC's financial statements. The supplemental information is the responsibility of Melio Securities Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C. F. R. 240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mrazek & Associates, LLC

We have served as Melio Securities Company, LLC's auditors since 2010.

Orland Park, Illinois
February 25, 2019

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

MELIO SECURITIES COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	123,867
Prepaid expenses		6,248
Total assets	$	130,115

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	13,368
Total liabilities		13,368
Total member's equity		116,747
Total liabilities and member's equity	$	130,115

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Advisory fees	$ -	
Total revenues		$ -
Expenses:		
Communications and data processing	$ 480	
Occupancy expenses	4,200	
Other operating expenses	6,306	
Total expenses		10,986
Net loss		$ (10,986)

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance at beginning of period	$	127,733
Net loss		(10,986)
Balance at end of period	$	116,747

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net loss	$ (10,986)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses	(6,248)	
Accounts payable	6,659	
Net cash used by operating activities		$ (10,575)
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net decrease in cash		(10,575)
Cash at beginning of period		134,442
Cash at end of period		$ 123,867

See notes to financial statements.

MELIO SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Illinois limited liability company organized in April 2009 and is a wholly owned subsidiary of Melio and Company, LLC. The Company is currently approved to serve as a placement agent on taxable and tax-exempt private placements, and supports clients with broad access to the taxable and tax-exempt debt and derivative capital markets.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 ("Topic 606"). Topic 606 requires new disclosures, including descriptions of performance obligations. The Company adopted the provision of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under Topic 606. The Company's accounting policies did not materially change as a result of applying the principles of revenue recognition from Topic 606 and are materially consistent with the existing guidance and current practices applied by the Company. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018 after adopting Topic 606 as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

Based on review of the accounts receivable, management determined that an allowance for doubtful accounts was not necessary at December 31, 2018.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a broker dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2018, the Company had net capital of $116,747 which was $111,747 in excess of its required net capital of $5,000. The Company's net capital ratio was 11.45 to 1.0.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 4. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the provisions of the accounting standard regarding "Accounting for Uncertain Tax Positions". This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the enterprise's financial statements. It requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this standard had no material effect on the Company's financial position, results of operations, or cash flows. The tax years of 2015 through 2018 remain subject to examination by the taxing authorities.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. The Company did not have penalties and interest expense for the year ended December 31, 2018.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company affiliated through common ownership. The agreement calls for payments by the Company of $557 per month for administrative, office and occupancy costs. Payments under this agreement for the year ended December 31, 2018 were $6,684.

Amounts due to this affiliated company were $13,368 at December 31, 2018

NOTE 6. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 25, 2019, the date the statements were available to be issued.

NOTE 7. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is an Illinois limited liability company established April 2009, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

- Member's liability limitation
- Rights and obligations of members
- Member's contributions to the company and capital accounts
- Allocations, income tax, distributions, elections and reports of members
- Transferability and redemption of member's interests
- Additional members

SUPPLEMENTARY INFORMATION

MELIO SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Total member's equity qualified for net capital	$	116,747
Deductions:		
Non-allowable assets		-
Other deductions		-
Net capital before haircuts on securities positions		116,747
Haircuts on securities		-
Net capital	$	116,747

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	891
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	111,747

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	13,368
Percentage of aggregate indebtedness to net capital		11.45 %

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

See audit report of independent registered public accounting firm.

MRAZEK & ASSOCIATES, LLC

Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Melio Securities Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melio Securities Company, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Melio Securities Company, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under k(2)(i)) (the "exemption provisions") and (2) Melio Securities Company, LLC stated that Melio Securities Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melio Securities Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melio Securities Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mrazek & Associates, LLC

Orland Park, Illinois
February 25, 2019

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

MELIO & COMPANY

A trusted, experienced advisor to the healthcare industry

The Exemption Report

We as members of management of Melio Securities, LLC are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i)) (the "exemption provisions"). We have performed an evaluation of Melio Securities, LLC compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Melio Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i)) (the "exemption provisions") and

(2) We met the identified exemption provisions for the period from January 1, 2018 to December 31, 2018 without exception.

Signature

Chief Financial Officer

Title

MELIO & COMPANY, LLC

One Northfield Plaza | Suite 300 | Northfield, Illinois 60093 | 847.441.2900 | info@meliocompany.com | www.meliocompany.com

MRAZEK & ASSOCIATES, LLC
Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Member of
Melio Securities Company, LLC

We have performed the procedures in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Melio Securities Company, LLC and the SIPC, solely to assist you and SIPC in evaluating Melio Securities Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Melio Securities Company, LLC's management is responsible for Melio Securities Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Melio Securities Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Melio Securities Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mrazek & Associates, LLC

Orland Park, Illinois
February 25, 2019

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

MELIO SECURITIES COMPANY, LLC

SIPC-7 GENERAL ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2018

General assessment	$	-
Less payment made with SIPC-6		-
Less payment made with SIPC-7		-
Less prior overpayment applied		(259)
Total assessment balance due (overpaid)		(259)

Total revenue	$	-
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	-
General Assessment @ .0025	$	-